SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

NORTHERN POWER SYSTEMS CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

CLASS B RESTRICTED VOTING SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

(CUSIP Number)

Peter DiIorio

Allen & Company LLC

711 Fifth Avenue

New York, NY 10022

(212) 339-2440

copies to:

Donald G. Kilpatrick, Esq.

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, NY 10036-4039

(212) 858-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS ALLEN & COMPANY LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,199,161 COMMON SHARES 3,200,215 CLASS B RESTRICTED VOTING SHARES (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,199,161 COMMON SHARES 3,200,215 CLASS B RESTRICTED VOTING SHARES (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,161 COMMON SHARES (1) 3,200,215 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% OF COMMON SHARES (1) 28.4% OF CLASS B RESTRICTED VOTING SHARES (1)
14.	TYPE OF REPORTING PERSON BD

(1)	Certain employees, affiliates and related parties of Allen & Company LLC hold a beneficial interest in the shares held of record by Allen & Company LLC. Allen & Company LLC disclaims beneficial ownership of the shares beneficially owned by such employees, affiliates and related parties.

Page 2 of 9 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS ALLEN OPERATIONS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,199,161 COMMON SHARES 3,200,215 CLASS B RESTRICTED VOTING SHARES (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,199,161 COMMON SHARES 3,200,215 CLASS B RESTRICTED VOTING SHARES (2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,161 COMMON SHARES (2) 3,200,215 CLASS B RESTRICTED VOTING SHARES (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% OF COMMON SHARES (2) 28.4% OF CLASS B RESTRICTED VOTING SHARES (2)
14.	TYPE OF REPORTING PERSON HC

(2)	Allen Operations LLC is the parent company of Allen & Company LLC.

Page 3 of 9 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS HERBERT A. ALLEN III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,199,161 COMMON SHARES 3,200,215 CLASS B RESTRICTED VOTING SHARES (3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,199,161 COMMON SHARES 3,200,215 CLASS B RESTRICTED VOTING SHARES (3)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,161 COMMON SHARES (3) 3,200,215 CLASS B RESTRICTED VOTING SHARES (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% OF COMMON SHARES (3) 28.4% OF CLASS B RESTRICTED VOTING SHARES (3)
14.	TYPE OF REPORTING PERSON IN

(3)	Herbert A. Allen III, as President of Allen & Company LLC and Allen Operations LLC, possesses the sole power to vote and the sole power to direct the disposition of all securities of Northern Power Systems Corp. held by the Allen & Company LLC.

Page 4 of 9 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

Item 1. Security and Issuer.

The classes of equity securities to which this statement (the “Statement”) relates is the common stock, no par value (the “Common Stock”) and the class B restricted voting stock, no par value (the “Class B Stock”) of Northern Power Systems, Inc., a British Columbia corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2900-550 Burrard Street, Vancouver BC V6C0A3 Canada.

Item 2. Identity and Background.

(a)-(c) The persons filing this Statement are Allen & Company LLC (“AC”), a New York limited liability company, Allen Operations LLC, a NY limited liability company and parent company of AC (“AO”) and Herbert A. Allen III, the president of AC and AO (“HAA,” and together with AC and AO, the “Reporting Persons”). The principal business of AC is investment banking and its principal office and business is located at 711 Fifth Avenue, New York, NY 10022. Attached as Exhibit 1 is a list of AC’s executive officers. The principal business of AO is managing AC and its principal office and business is located at 711 Fifth Avenue, New York, NY 10022. Attached as Exhibit 2 is a list of AO’s executive officers and executive committee members. HAA’s principal occupation is President of AC and AO and his business address is located at 711 Fifth Avenue, New York, NY 10022.

(d)-(e) During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HAA is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

AC received the securities covered by this Statement pursuant to that certain Merger Agreement and Plan of Reorganization, dated March 31, 2014, by and among the Issuer (formerly Mira III Acquisition Corp.), Wind Power Holdings, Inc., a Delaware corporation (“WPH”), Mira Subco Inc., a Delaware corporation (“Subco”), and Mira Subco LLC, a Delaware limited liability company (“Subco2”) (“Merger Agreement”). Pursuant to the Merger Agreement, all of the common stock and convertible notes held by AC with respect to WPH were exchanged for 1,199,161 shares of the Common Stock and 3,200,215 shares of the Class B Stock of the Issuer. Certain employees, affiliates and related parties of AC hold a beneficial interest in the securities held of record by AC. AC disclaims beneficial ownership of the securities beneficially owned by such employees, affiliates and related parties.

AO is the parent company of AC and may be deemed to be the beneficial owner of the securities held by it. AO expressly disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

HAA is the president of AC and may be deemed to be the beneficial owner of the securities held by it. HAA expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock and Class B Stock pursuant to the Merger Agreement as described in Item 3 above.

Page 5 of 9 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

(b) The Reporting Persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the following transactions which occurred in connection with the Merger Agreement and simultaneously with the acquisition of the securities covered by this Statement: (i) Subco, a wholly-owned subsidiary of the Issuer, merged with and into WPH with WPH as the surviving entity, (ii) immediately after the merger described in clause (i), WPH merged with and into Subco2, a wholly-owned subsidiary of the Issuer with Subco2 as the surviving entity and (iii) Subco2 thereafter changed its name to Wind Power Holdings LLC.

(d) The Reporting Persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than the following transactions which occurred in connection with the Merger Agreement and simultaneously with the acquisition of the securities covered by this Statement: the board of directors of the Issuer was changed to consist of a minimum of three and a maximum of nine directors, with an initial board of eight directors.

(e) The Reporting Persons have no plans or proposals which relate to or would result in material change to the present capitalization or dividend policy of the Issuer, other than the following transactions which occurred in connection with the Merger Agreement and simultaneously with the acquisition of the securities covered by this Statement: the Issuer issued Common Stock and Class B Stock to AC and other persons in exchange for securities and other instruments of WPH as described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) AC owns and controls (i) 1,199,161 shares of the Common Stock, representing 10.5% of the outstanding shares of the Issuer’s Common Stock of the Issuer (based on 11,447,610 shares of Common Stock issued and outstanding as of April 16, 2014), and (ii) 3,200,215 shares of the Class B Stock of the Issuer (based on 11,261,707 shares of Class B Stock issued and outstanding as of April 16, 2014). Certain employees, affiliates and related parties of AC hold a beneficial interest in the securities held of record by AC. AC disclaims beneficial ownership of the securities beneficially owned by such employees, affiliates and related parties. AO owns and controls the shares held by AC because it is AC’s parent company; AO expressly disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. HAA owns and controls the shares held by AC because he is AC’s president; HAA expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b) AC has sole voting and dispositive power over the 1,199,161 shares of the Common Stock and 3,200,215 shares of the Class B Stock of the Issuer that are owned by AC. AC does not own any other securities of the Issuer. AO owns and controls the shares held by AC because it is AC’s parent company; AO expressly disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. HAA owns and controls the shares held by AC because he is AC’s president; HAA expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

Page 6 of 9 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

AC entered into a lock-up agreement in connection with WPH’s private placement offering of subscription receipts, which closed on March 17, 2014 (the “Private Placement”). Pursuant to the lock-up agreement, AC has agreed for the twelve (12) month period following the date of the TSX Venture Exchange Final Exchange Bulletin (the “Lock-up Period”), not to, directly or indirectly: (i) offer, pledge, sell, contract to sell, assign, transfer, encumber, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, or make any public announcement in respect of any of the foregoing, (collectively, “Transfer”) any Common Stock, Class B Stock, or any other class of shares or securities convertible into or exercisable or exchangeable for Common Stock, Class B Stock or any other class of shares (or any Common Stock, Class B Stock or any other class of shares issued pursuant to the conversion, exercise or exchange thereof) of the Issuer (collectively, the “Locked-Up Securities”), in either case, beneficially owned or controlled by AC; or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement (including a monetization arrangement) that Transfers to another or has the effect of Transferring to another, in whole or in part, any of the economic consequences and benefits of ownership of the Locked-Up Securities, without the prior written consent of Beacon Securities Limited, on its own behalf and on behalf of the agents of the Private Placement, such consent not to be unreasonably withheld or delayed, and provided that such consent will only be provided at any time following the date that is six (6) months prior to the end of the Lock-Up Period. During the first six (6) months of the Lock-Up Period, no consent will be provided by Beacon Securities Limited, on its own behalf and on behalf of the agents of the Private Placement, for any Transfer of the Locked-Up Securities. Notwithstanding the foregoing, at any time following the date that is six (6) months prior to the end of the Lock-Up Period, AC is permitted to Transfer up to 10% of the Locked-Up Securities held by them as of the date that is six (6) months prior to the end of the Lock-Up Period without the consent of Beacon Securities Limited, on its own behalf and on behalf of the agents of the Private Placement.

AC has also entered into a Canadian National Policy 46-201 - Escrow for Initial Public Offerings escrow agreement with, among others, the Issuer and Equity Financial Trust Company, pursuant to which AC’s securities are being held in escrow. The securities subject to the escrow agreement will be released in equal tranches of 25% over a period of 18 months.

In addition, AC and the Issuer have entered into a Fifth Amended and Restated Investors’ Rights Agreement dated April 14, 2014 (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, AC or its permitted transferees are entitled to rights with respect to the registration of the Common Stock held by them under the United States Securities Act of 1933, as amended from time to time. These rights include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by the Issuer and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the Common Stock being registered. The rights under the Investors’ Rights Agreement will be triggered only if the Issuer determines to list its shares on a U.S. securities exchange or if a specified percentage of holders require such listing after a certain period of time.

Page 7 of 9 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 1	List of Allen & Company LLC’s executive officers.

Exhibit 2	List of Allen Operations LLC’s executive officers and executive committee members.

Exhibit 3	Merger Agreement and Plan of Reorganization, dated March 31, 2014, by and among the Northern Power Systems Corp. (formerly Mira III Acquisition Corp.), Wind Power Holdings, Inc., Mira Subco Inc., and Mira Subco LLC, incorporated by reference from Exhibit 10.9 to Wind Power Holdings, Inc.’s Amendment No. 2 to Form 10 filed on April 14, 2014.

Exhibit 4	Fifth Amended and Restated Investors’ Rights Agreement, dated April 14, 2014, by and among Wind Power Holdings, Inc. and certain of its stockholders, incorporated by reference from Exhibit 10.1 to Northern Power Systems Corp.’s Form 8-K filed on April 23, 2014.

Exhibit 5	Escrow Agreement, made and entered into as of April 16, 2014, by and among Northern Power Systems Corp., Equity Financial Trust Company, as escrow agent, and the shareholders named therein, incorporated by reference from Exhibit 10.4 to Northern Power Systems Corp.’s Form 8-K filed on April 23, 2014.

Exhibit 6	Joint Filing Agreement between Allen & Company LLC, Allen Operations LLC and Herbert A. Allen III.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014

ALLEN & COMPANY LLC

By:	/s/ Peter DiIorio
Name:	Peter DiIorio
Title:	General Counsel

ALLEN OPERATIONS LLC

By:	/s/ Peter DiIorio
Name:	Peter DiIorio
Title:	General Counsel

/s/ Herbert A. Allen III
Herbert A. Allen III

Page 9 of 9 Pages